EX-99.77K - ACCOUNTANTS
            -------
At a meeting of the Board of Trustees of the Goldman Sachs Trust held on December 14, 2006, the Audit Committee recommended, and the Board, including a majority of the non-interested Trustees, approved, the selection of PricewaterhouseCoopers LLP to act as independent registered public accountants for the Trust on behalf of the Fixed Income Funds and on behalf of the Goldman Sachs Structured U.S. Equity Flex Fund and Goldman Sachs Structured International Equity Flex Fund for the fiscal year ending October 31, 2007. Ernst & Young LLP served as the Trust's independent public accountants for the 2005 and 2006 fiscal years.